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On January 13, 2000 in the matter of Usrey v. Becton, Dickinson and Company, et
al. (Case No. 342-173329-98, Tarrant County District Court), filed in Texas state court on April 9, 1998, the Court signed an order conditionally granting plaintiffs' motion for class certification on behalf of certain Texas healthcare workers, subject to modification and alteration under Texas procedural law. Under Texas law, the order is subject to an immediate appeal, and any trial in the matter is stayed pending appeal.

Becton, Dickinson and Company intends to appeal the order and will otherwise continue to vigorously defend this matter.

On January 13, 2000 in the matter of Benner v. Becton, Dickinson and Company, et al., originally filed on June 1, 1999 in Supreme Court of the State of New York (Case No. 99-111372) and removed to federal court on July 1, 1999 (No. 99 Civ. 4785, United States District Court, Southern District of New York), the Court granted Becton, Dickinson and Company's motion to dismiss the plaintiff's complaint for failure to state a cause of action. The Benner matter was an action seeking class action certification on behalf of certain New York healthcare workers alleging that syringes and other medical devices were defectively designed. The Court dismissed the complaint without prejudice, giving the plaintiff twenty-one days within which to file an amended complaint.